UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10728

Delaware	82-0601064
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

315 S. Coast Hwy 101	92024
Suite U38	(Zip Code)
Encinitas, CA
(Address of principal executive offices)

(760) 266-5313

Registrant’s telephone number, including area code

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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In this report, the term “TTS AAS” or “the company” or “us” or “we” refers to To The Stars Academy of Arts and Science Inc. and its consolidated subsidiaries, including To The Stars, Inc. (“TTS”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Business

Overview

TTS AAS was formed in 2017 as a public benefit corporation that strives to empower the outer edges of science and engineering through research, innovation and education. In only a few short months, we took great strides towards this goal and achieved what we believe are historic milestones through the outstanding collaboration of our team of experts in science, aerospace and entertainment.

On September 29, 2017, the company commenced an offering of up to $50 million of its Class A Common Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Regulation A Offering”). On October 11, 2017, the company shared its mission with the world via a live online broadcast event that has reached nearly a half a million people around the globe. The broadcast introduced the TTS AAS team members, their exceptional career experience and areas of expertise, and TTS AAS’s unique mission in aerospace, science, and entertainment.

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In December 2017, TTS AAS made history by leveraging its team’s access to become the very first company to obtain official U.S. Government footage of unidentified aerial phenomena (“UAP”) that had gone through the declassification process and been approved for public release. The footage was released on TTS AAS’s online Community of Interest (“COI”) (see “Principal Products and Services – Science Division”) where we gave access to information analyzed by our team of experts that educated viewers about the advanced technology depicted in the footage. We believe that this analysis by best-in-class experts is helping to change the conversation about UAPs from a fringe topic to a credible and serious subject matter attracting headlines from mainstream media outlets around the world, including the New York Times, Washington Post, POLITICO, ABC, NBC, Fox News, BBC, Scientific American, NPR and CNN. This coverage brought high brand visibility and cemented the credibility of the company and established it as an unrivaled leader in its field.

The company’s exposure as a result of the COI and videos led to opportunities in the Entertainment Division, TTS, including a potential documentary special featuring topics central to TTS AAS’s mission. TTS also saw an increase in revenue after a successful year of exclusive vinyl editions and original media releases, including Angels & Airwaves We Don’t Need To Whisper Acoustic EP, the Poet Anderson…In Darkness Advanced Readers Limited Edition book.

As our business plans evolve to reflect our experiences in 2017, we believe it is important to keep our entrepreneurial flexibility even as we sharpen our focus on projects likely to lead to a commercial viability (see “Principal Products and Services”). We recognize that the capital requirements to execute our ambitious plans could be a long and patient exercise, so in the coming year we will continue to evaluate ways to accelerate progress by seeking additional investment, including partnership opportunities and government contracts. Our infrastructure investments in 2017 – staffing, operations, and business development – have readied us for growth.

With the support and encouragement of global citizens that share our passion, we will continue to pursue our public benefit mission and explore ways to realize our vision of creating one strategic platform that combines aerospace engineering, scientific research, and entertainment storytelling to investigate, innovate, and inspire.

Structure and History

TTS was established on October 28, 2002, as Resting Bird, Inc. Resting Bird, Inc. became a subsidiary of Really Likeable People. Inc. (“RLP”) in 2007, in which Archive West Investments, LLC (an RLP shareholder) was an equal owner. The name of TTS was changed to To The Stars, Inc. on August 17, 2011, and Archive West Investments acquired the shares of TTS on January 1, 2015. Archive West Investments contributed the shares of TTS to Gravity Holdings, LLC in 2017. Gravity Holdings contributed all of the shares of TTS to TTS AAS on June 1, 2017. TTS is the parent company to Love Movie, LLC and Poet Productions, LLC.

The current corporate structure is as follows:

Mission

Our mission is to be a vehicle for change by inspiring a newfound appreciation of the profound, yet unresolved, mysteries of the universe that can unify people around the world. We are working to achieve our mission via an aerospace, science and entertainment consortium that collaborates with global citizens to investigate the outer edges of science and unconventional thinking and provide access to information through exotic engineering, entertainment media, and education that ignites the imagination.

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Principal Products and Services

The company is currently organized as three separate divisions: the Aerospace Division (“AD”), the Science Division (“SD”) and the Entertainment Division, To The Stars, Inc. (“TTS” or “ED”). While generally speaking progress on program initiatives is still pending sufficient funding, the company was able to make significant achievements in support of its mission in 2017.

Aerospace Division

In 2017, the Aerospace Division began developing business plans, identifying funding requirements and sensitivities and presenting a baseline craft to be used for technology trade studies (“Vision Vehicle”). In perhaps its most significant 2017 development, the AD hired two highly qualified employees from the public and private sides of the aerospace/defense industry, whose backgrounds have already added value to TTS AAS with their contributions to research and development (“R&D”) and technical expertise (see “Employees”). Our team, including our new hires, participated in meetings and ongoing discussions with individuals in the U.S. government (“USG”) about possible government-funded studies and other business opportunities.

Through the end of 2017, we were in the process of evaluating which projects will most likely lead to viable commercial products. Projects under consideration include advanced aerospace technologies, Beamed Energy Propulsion (“BEP”) launch systems, Space-Time Metric Engineering (“STME”), and radiation shielding materials for space applications.

Most recently in 2018, the AD is directing its efforts toward BEP in order to develop known and existing methodology to launch small satellites into orbit using ground-based laser beams. Among the company’s proposed project areas, BEP has the advantage of existing feasibility testing, significant technical analysis, early program planning, and a promising market (see “Market”).

To stay on track for our long-term project goals, we are also initiating development of STME because it is necessary technology required to achieve the AD’s exotic engineering objectives (e.g., the “Vision Vehicle”). While the basis of the physics has been established, there is foundational work – in the form of multiple experiments – necessary to further develop this technology.

The company has requested proposals with the technical specialists involved in these feasibility efforts to develop a BEP Launch System and proposals that perform foundational experiments in transitioning STME from theory to practice.

We continue to have direct meetings with industry partners, and we anticipate that our efforts to have collaborative relationships will gain significant momentum in 2018.

Science Division

During 2017, the Science Division began developing its staffing plans, identifying funding requirements and sensitivities, and met with individuals in the USG about possible government-funded studies. The SD continues to evaluate the viability of pursuing brain-computer interface technology, human ultra-experience database, and telepathy, but our most significant accomplishment in advancing science and education in 2017 was the launch of our initial version of the COI website.

The company’s vision of a fully-functioning COI is an online collection, storage, and analysis point for information regarding events, witness and data reporting associated with advanced technologies and capabilities. TTS AAS’s initial version of the COI was launched in December 2017 as a host site to address the interest in newly-released video and expert analysis of UAP aircraft that display extremely unusual flight characteristics.

Accordingly, in 2018, we plan to evolve the COI from a read-only site to one that allows data submission from the public, USG, and foreign governments. One of our objectives in developing the COI is creating proprietary algorithms to find detailed patterns in the data submitted by users and correlate them with other academic research. This may also result in commercially-valuable algorithms, and because there is no real competition in this area that we are aware of, we believe the probability of capturing such business is high.

Entertainment Division

The Entertainment Division (TTS) creates and sells music, novels, and films from original and licensed creative properties and manufactures related merchandise, primarily sold direct to consumer. Existing products may be found at www.tothestars.media. In 2017, media and merchandising of original intellectual property brands accounted for 34% of TTS’s revenues. TTS is also the licensee or sublicensee of Angels and Airwaves (AVA), Box Car Racer, Cathedrals of Glass, and Tom DeLonge’s professional name and likeness, which accounted for 66% of revenues. TTS has a strong existing retail customer base, and we believe it is able to nimbly respond to demand for various products that it then sells through its brick and mortar store in Encinitas, CA and worldwide through its ecommerce store. In 2017, more than 96% of TTS’s revenues was derived from its online operations.

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TTS released the following products in 2017:

•	‘Poet Anderson…In Darkness’. This is the second book in the three-book ‘Poet Anderson’ series by Tom DeLonge and Suzanne Young. TTS sold advance copies of the book in December 2017, with an official release date in January 2018. After release, it jumped to the #1 New Release in Young Adult on Amazon and met with 4-star reviews.

•	We Don’t Need to Whisper. TTS released Angels & Airwaves’ acoustic Extended Play (“EP”) of the iconic album We Don’t Need to Whisper in August 2017.

We continue to believe in the power of storytelling to educate and inspire and in 2018 plan to continue to produce our original stories, explore new distribution channels for our media properties, and invest in developing more stories influenced by our own scientific and aerospace research and development.

Our anticipated product releases in 2018 are as follows:

•	New music by Angels & Airwaves. Release date to be determined.

•	‘Sekret Machines’ Fiction Series, Book 2: A Fire Within. Book 2 in the ‘Sekret Machines’ fictional book series is due for trade release in Fall 2018.

•	‘Cathedrals of Glass’ Fiction Series, Book 2: Valkrys Awakes. Book 2 in the ‘Cathedrals of Glass’ fiction series published by TTS under license is due for trade release in Holiday 2018.

•	‘Sekret Machines’ Non-Fiction Series, Book 2: Man. Book 2 in the ‘Sekret Machines’ non-fiction book series is due for trade release in Winter 2018/2019.

•	Documentary Special. The company is in discussions to participate in a documentary special exploring topics pertinent to TTS AAS’s mission with a strong educational component, to be hosted by company President, Tom DeLonge and tentatively set to air in Fall 2018. There may also be an option to extend the special into a reality series.

TTS has successfully developed its original entertainment properties to the stage where they are currently being shopped around for major network and studio opportunities, including:

•	‘Strange Times’ Feature Film. A feature film and animated television series of the same name are currently in pre-production in connection with Cartel, a production house with an international presence.

•	‘Poet Anderson’ Short Film. TTS has paused the release plans for the ‘Poet Anderson’ short film to allow for discussions on a more comprehensive development deal with Vertigo Entertainment.

•	‘Sekret Machines’ Non-Fiction Television Series. A television series based on the non-fiction trilogy Sekret Machines: Gods, Men and War is being developed with Cartel, a production house with an international presence.

•	‘Sekret Machines’ Fiction Feature Film. TTS has commissioned a script for a feature film based on the Sekret Machines fiction trilogy.

We will continue to expand our franchises by seeking collaboration with exciting creatives across existing and new types of media and use a new-media approach to distribution to continue to come up with innovative ways to reach users directly.

Public Benefit Corporation

In 2017, the company operated in manner that balanced the stockholders’ pecuniary interests, the best interests of those materially affected by the company’s conduct, and the public benefits identified in the company’s certificate of incorporation. Highlights included: sponsoring Project Blackbird, the attempt to break the world record for highest RC Airplane flight; supporting the Center of Innovation at the Boys & Girls Club of Oceanside; donations and volunteer hours with Freedom Station, Rady Children’s Hospital and the Ronald McDonald House. Additionally, approximately 90% of TTS’s screen-printed goods suppliers are Worldwide Responsible Accredited Production (“WRAP”) certified. Read more at https://dpo.tothestarsacademy.com/blog/inside-six-months-of-social-goodness. The contents of this website are not incorporated into this report.

In 2018, the company plans to maintain or expand initiatives that advance the understanding of often ignored technologies while educating and informing the public.

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Market

We operate in diverse business sectors by way of vertical integration, for which there is currently no parallel marketplace. The Aerospace, Science and Entertainment Divisions each have their own market factors:

Aerospace

Going into 2017, the global aerospace industry was expected to continue growth driven by higher defense spending. The U.S. administration’s increased focus on strengthening its military is a major factor in this projection. Foreign firms have been attracted to the U.S. aerospace market because it is the largest in the world and has a skilled and educated workforce, extensive distribution systems, diverse offerings, and strong support at the local and national level for policy and promotion.

The U.S. Defense budget saw realization of 2017 projections for 2018 budget levels. A two-year budget agreement shows a defense funding increase of $52.8 billion or 9.8% over current budget cap in 2018 and a similar increase is anticipated for 2019. The Pentagon is investing in R&D across a broad range of capabilities with an emphasis is on “game changing technologies” that will maintain the nation’s qualitative advantages. R&D for the U.S. Air Force, the branch most relevant to TTS AAS’s technology focus, shows a funding increase of over 18% against Fiscal Year 2017. The market for small satellites (practical application of a BEP launch system) is expected to grow from 375 annual launches in 2018 to almost 600 by 2022 (see also “Principal Products and Services”). In addition, the Administration announced its intent to form a ‘Space Force,’ for which TTS AAS’s technologies and capabilities are well aligned and we expect will place the company in a favorable position for research contracts.

Science

When the company was formed, there was no identifiable market for the type of scientific exploration in which TTS AAS planned to engage (e.g., niche physics and consciousness).

Our current view is that market value for science is variable in nature. Specifically, there is a general decrease in programmed funding for exploratory science while there is a marked increase in philanthropic funding for focused scientific pursuits. This structure provides funding opportunities for TTS AAS and is shaping our funding pursuits with the focused nature of the investments, and it allows us to direct the resources in order to meet our public benefit commitments.

Entertainment

Globally, entertainment and media revenues are expected to rise from $1.7 trillion in 2015 to $2.1 trillion in 2020. In the United States during that same period, entertainment and media spending is expected to reach $720 billion, from $603 billion in 2015. Despite continued widespread industry disruption and intense competition for consumer attention, we believe that growth opportunities abound in the new media environment, especially with regards to mobile media as a content delivery mechanism.

Estimated at $244 billion of current U.S. buying power, we anticipate that the entertainment and media market will see an increase in both influence and purchasing power. Anticipated growth in industries relevant to our current and proposed business plans by 2020 include:

•	TV & Video – 0.5%
•	Cinema – 1.2%
•	Book Publishing – 2.9%
•	Music – 3.5%

Live experiences, consumers interacting in real time with mobile media, are also on the rise. We will continue TTS’s trend of engaging consumers where they live – online and on their mobile devices.

TTS’s current consumers are based in the coastal regions of the United States as well as internationally, with a 75/25 male to female ratio, ages 18-34, with interests in music, entertainment, comedy, and comic books, and are fans of the bands Blink 182 and AVA.

The amount of money being spent on Entertainment and Media in the United States overall is increasing moderately -- we believe growth opportunity will come from capturing market share on traditional platforms as opposed to general market expansion. Although global music revenue remained flat from 2012-2015, it is projected to rise over 4% by 2021 as streaming becomes more popular.

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Brand Visibility

The launch of TTS AAS in 2017 had the advantage of utilizing TTS’s existing global fan base in connection with the online broadcast, which was then amplified by favorable algorithms that increased is virality and organic reach. In December, the brand’s visibility was exponentially increased with the launch of its COI when the company became the very first company to obtain official U.S. Government footage of UAP that had gone through the declassification process and approved for public release. This historic achievement put the company at the forefront of all mainstream media outlets, establishing it as the dominant company in its field.

The company has high brand visibility. Combined social media followings for TTS AAS, TTS, Tom DeLonge, Angels and Airwaves, and other original brands as of December 31, 2017 are as follows:

•	Facebook – 1.56 million
•	Twitter – 783,000
•	Instagram –679,880
•	YouTube – 160,000

Competition

At the moment, we believe that there are no direct competitors to our aerospace, science and entertainment consortium as a whole. Direct competitors for the AD and SD will depend on which products and/or services are brought to market in future, but it is possible competitors with more resources may be able to use their resources to develop products and technology faster or offer lower prices, even to uneconomic levels that the company cannot match.

Our Entertainment Division, TTS, competes for consumer discretionary spending on entertainment and media products and services. Many companies operate in entertainment media in the wider sense. Examples include:

•	Marvel. Marvel is a wholly-owned subsidiary of The Walt Disney Company and has a library of over 8,000 characters featured in a variety of media. Marvel utilizes its character franchises in entertainment, licensing and publishing.

•	DC Comics. DC Comics is a subsidiary of Warner Bros. Entertainment, a division of Time Warner, and is one of the largest and oldest American comic book companies, and produces multi-media material featuring its comic book characters.

•	LucasFilm. LucasFilm (acquired by The Walt Disney Company in 2012) is among the world’s leading entertainment service companies and a pioneer in visual effects and sound across multiple mediums.

As with the above-listed competitors, the company’s Entertainment Division TTS, has a loyal fan base that is invested in its branded franchises, but its competitors have a longer history and superior available resources that may be able to use their resources to offer lower prices, even to uneconomic levels that the company cannot match.

Raw Materials/Suppliers

Our Entertainment Division, TTS, uses Internet-based and standard software to produce products and services. It uses cameras and other equipment for filming and editing work (some owned, others rented). TTS also uses ecommerce solution software as well as shipping software to deliver products to customers. Most of the content for foreseeable product releases has either already been created or delivery of such content is anticipated. In terms of creating new content throughout the year, TTS uses a mixture of in-house and outsourced resources. TTS sells direct to customer, either in its brick and mortar store in Encinitas, CA or worldwide through its ecommerce store.

TTS works with a variety of suppliers in connection with its products, but such suppliers are not unique and TTS is not dependent on any one supplier to source or manufacture its products.

There are currently no raw materials or suppliers for our Aerospace and Science Divisions.

Research and Development

The company incurred approximately $6,000 in third-party costs as well as additional internal costs towards R&D efforts in development of the company’s projects in 2017. In 2016, TTS AAS had not been formed, and TTS did not record any expenses for research and development.

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Employees

In October 2017, the company hired two significant employees, Steve Justice and Luis Elizondo. As of December 31, 2017, we had eleven employees at TTS AAS. Nine of our employees are employed by the Entertainment Division (TTS), and some of our employees provide services for both entities. For instance, employees Kari DeLonge and Lisa Clifford are officers of TTS AAS and TTS. We anticipate hiring as necessary to grow the business, and the current officers may be replaced as we staff up. In particular, we are looking for a Chief Executive Officer at TTS AAS.

Intellectual Property

The company continues to evaluate appropriate intellectual property (“IP”) protection for its corporate branding. The company filed a trademark application for the word mark ‘To The Stars Academy of Arts and Science’, Serial No. 87721197 and received a non-final office action on 3/28/18 with 6 months to respond. For protection of IP rights associated with its project initiatives, TTS AAS has not filed for any patents, copyrights, or other trademarks but plans to do so when appropriate.

Our Entertainment Division, TTS, has an established trademark and copyright portfolio for its brands and regularly consults with IP counsel to protect that portfolio. TTS also relies on content, logos, and designs related to its brands, as seen on its website, www.tothestars.media.

TTS is aware of a current trademark rights-holder, ‘Strange Music’, that has in the past filed oppositions to TTS’s class 9 and 25 trademark applications for the ‘Strange Times’ mark. TTS has abandoned those applications. TTS is in negotiations with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada on a co-existence arrangement in relation to TTS’s ‘Sekret Machines’ mark. Gildan Apparel had until April 26, 2018 to file an opposition to the ‘Sekret Machines’ mark.

Licensing Agreement

Tom DeLonge, Mr. Handsome, LLC, and Good In Bed Music, ASCAP (“GIBM” and together with Tom DeLonge and Mr. Handsome, LLC, the “DeLonge Parties”) have licensed intellectual property rights to TTS AAS and TTS for 5 years under verbal license and currently under a Licensing Agreement dated April 26, 2017. The rights include name and likeness rights, rights of publicity of Mr. DeLonge, trademarks, copyrights, domain names, social media handles, master recordings, and musical compositions (“Licensed Rights”). TTS AAS will design, develop, produce, manufacture, promote and sell digital and physical products, including novels, albums, apparel, accessories and all manner of merchandise featuring the Licensed Rights (the “Licensed Products”). The territory of the Licensing Agreement is the Universe.

Grant of License

Mr. DeLonge has granted TTS AAS and its subsidiaries the non-exclusive right to use Mr. DeLonge’s legal and professional name, approved likeness, approved voice, approved photographs and approved video footage in connection with the advertising, promotion, publicizing and marketing of the Licensed Products in any and all media, including television, radio, print publications, digital and social media and outdoor media.

Mr. Handsome has granted to TTS AAS an exclusive license to exploit certain master recordings owned and/or controlled by Mr. Handsome subject to the approvals and royalty payments set forth below. Mr. DeLonge and GIBM agreed to use commercially reasonable efforts to have third party music publishers grant TTS AAS licenses for musical compositions that Mr. DeLonge has written and/or co-written, provided, it is not a breach of the Licensing Agreement if any DeLonge Party is unable to grant or secure a grant of such licenses. Certain music rights require us to obtain licenses and permissions from third parties in order to exploit such music rights. In each such case, we are responsible for obtaining such licenses and permissions and for paying any and all costs or fees associated therewith.

We are permitted to sublicense any part of the license granted above, provided the DeLonge Parties have the right of approval over any such sublicense arrangement. The license applies to TTS, without need for further approval as a sublicensee.

Approvals

We have to submit, for Mr. DeLonge’s prior approval, samples of all preliminary and final artwork for each Licensed Product and its accompanying packaging and/or promotional materials. We have to present information regarding quantity of units to be manufactured, marketing plan, advertising copy and promotional materials for Mr. DeLonge’s approval. Approval is required for each photograph, video or other use of Mr. DeLonge’s name and/or likeness and such approval will be valid for subsequent use in connection with the licensed product without requiring further approval. Promotional events relating to the Licensed Products will be subject to Mr. DeLonge’s prior approval and professional schedule. If we release any Licensed Product and/or related promotional materials with source materials, we have to include credit and/or songwriter information, attribution, or other notice.

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Royalty

We are required to pay the DeLonge Parties royalties on gross sales ranging from 0.5 – 15% depending on the product category (see “Risk Factors”, “Liquidity and Capital Resources” and “Interest of Management and Others in Certain Transactions”). Mr. DeLonge has the right to approve any royalty granted to a third party in connection with a Licensed Product. If total royalty payments to the DeLonge Parties in any given calendar year fail to meet $100,000, we have agreed to pay any shortfall such that the annual minimum royalty paid to the DeLonge Parties will be $100,000. The Licensing Agreement allows Tom DeLonge to elect to invest any royalty payment due to the DeLonge Parties for the development of Licensed Products beyond what is commercially practical for TTS AAS and recoup that investment. In 2017, the royalties due the DeLonge Parties was the minimum guarantee amount of $100,000 and was recorded by the company as a cost of revenues. For the year ended December 31, 2017, the $100,000 due the DeLonge Parties for these royalties had not been paid and are included within Amounts Due Related Party on the accompanying consolidated financial statements.

Termination

Any party has the right to terminate the Licensing Agreement by written notice to the other party if the other party fails to perform or observe any term or condition of the Licensing Agreement, and such failure is either: (i) not susceptible to cure, or (ii) if curable, is not fully cured within 30 days after written notice, or (iii) if not capable of cure within the cure period, the breaching party does not begin the cure within that period. Mr. DeLonge has the right to terminate the Licensing Agreement for convenience, on his own behalf and on behalf of Mr. Handsome and GIBM, on at least 60 days prior written notice to TTS AAS.

Our rights under the Licensing Agreement automatically terminate immediately upon the expiration or termination of the Licensing Agreement for any reason. After termination, we may not advertise, promote, distribute, sell or otherwise use the licensed rights in the territory.

Following the expiration or termination of the Licensing Agreement for any reason, we have to provide the DeLonge Parties with an inventory report, setting forth the Licensed Products in stock and in production. The DeLonge Parties will have the right of first refusal to purchase any or all such Licensed Products in stock or in production, at a price to be determined by the parties in good faith, but in no event more than cost of goods. The DeLonge Parties will have 30 days to notify us of their intent to exercise this right of first refusal. If the DeLonge Parties collectively elect not to purchase any or all of such inventory, we have 90 days to sell off any inventory featuring the licensed rights.

Promptly after the expiration or termination of the Licensing Agreement for any reason, each of the DeLonge Parties and TTS AAS have to return or destroy all confidential information.

Litigation

TTS is aware of a current trademark rights-holder, ‘Strange Music’, that has in the past filed oppositions to TTS’s class 9 and 25 trademark applications for the ‘Strange Times’ mark (see “Intellectual Property”). TTS has abandoned those applications.

TTS is in negotiations with Gildan Apparel, trademark rights-holder of certain ‘Secret’ word marks in Canada on a co-existence arrangement in relation to TTS’s ‘Sekret Machines’ mark. Gildan Apparel had until April 26, 2018 to file an opposition to the ‘Sekret Machines’ mark.

Management of TTS is not aware of any other pending or threatened legal actions relating to its intellectual property, conduct of its business activities or otherwise.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

We founded the company in 2017 in order to be a vehicle for change by inspiring a newfound appreciation of the profound, yet unresolved mysteries of the universe, to unify people around the world. Our consolidated operations includes the results of our wholly-owned subsidiary, TTS, which operates the Entertainment Division of the company. Other than continuing to operate the Entertainment Division and launch of the Community of Interest website, our activities since inception have consisted primarily of business formation, project evaluation and development, hiring of key employees, discussions with potential strategic partners, and the events surrounding the initiation and closing of the funding under Regulation A Offering.

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A substantial portion of the results discussed below include the Entertainment Division operations of TTS, which going forward will only constitute part of our business, and is therefore not indicative of our future performance.

Results of Operations

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to sales of products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the product is received by the consumer. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. In addition, we record revenues net of an estimated sales returns allowance. As of December 31, 2017 and 2016, our sales return allowance was $21,419 and $12,742, respectively.

Our net revenues for the year ended December 31, 2017 improved 4% to $1,376,215 from $1,319,264 in 2016. The 2017 increase in net revenues was attributable to higher direct to consumer sales on the company’s own e-commerce platform which includes a full assortment of the company’s branded digital products and physical merchandise.

Cost of revenues includes merchandise costs, shipping costs, artist royalties and consulting and content costs which don't meet the criteria for capitalization. Cost of revenues in 2017 was $750,932, an 8% increase from $697,269 in 2016. The increase in cost of revenues during 2017 was directly attributable to the increase in net revenues realized by the company during 2017, with an accompanying decline in gross margins from 47% in 2016 to 45% in 2017. The decrease in gross margins in 2017 was the result of a lower digital music and media sales as a percentage of overall net revenues which carry higher margins as compared to physical merchandise.

The company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses in 2017 amounted to $31,217,801 compared to $1,001,531 in 2016. The largest component of the 2017 operating expense was the newly recognized stock-based compensation expense of $29,535,799. This amount is an estimate and relates to compensation given as stock-based awards, including stock options and restricted stock grants and is measured at fair value on the date of grant and recognized over the associated vesting periods. Without the stock-based compensation expense, our operating expenses in 2017 amounted to $1,682,002, which is an increase of $680,471 over the equivalent expense for the previous year. The components of this increase were:

•	A 298% increase in sales and marketing expenses to $1,020,394; offset by

•	A 14% decline in general and administrative expenses to $427,041; and

•	A 6% decrease in depreciation and amortization expense to $234,567.

Increases in operating expenses in 2017 are attributable to the formation of the new company TTS AAS, hiring of additional employees, launch of the Regulation A Offering and associated costs.

The company also incurred interest expense of $67,617 in 2017 and $27,832 in 2016, other expense of $2,901 in 2017 and $184 in 2016, and a loss on the sale of assets of $12,718 in 2016. The company paid income taxes of $2,400 in both 2017 and 2016.

As a result of the foregoing factors, the company’s net loss from operations was $30,665,436 in 2017 compared to a net loss of $422,670 for the 2016 year.

The company currently has a concentration risk from a third-party provider for which accumulates revenues and royalties due to the company primarily through digital sales of the company’s music products and then remits the monies collected to the company. These revenues represent approximately 14% and 19% of total revenues for 2017 and 2016, respectively. As of December 31, 2017 and 2016, accounts receivable from this third party represented 45% and 58% of accounts receivable, respectively. Additionally, as of December 31, 2017 and 2016, the company had one customer which represented 19% and 33% of accounts receivable, respectively. The loss of this third party and customer would have a material impact on the company’s consolidated financial statements.

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Liquidity and Capital Resources

The company is a business that has not yet generated profits and has sustained net losses of $30,665,436 and $422,670 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017, the company had net operating loss tax carry forwards of approximately $1,620,000 that may be offset against future taxable income through 2036. To date, revenues have not been sufficient to fund operations. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

During 2017, the company commenced the Regulation A Offering to raise additional capital to fund ongoing operations. As of April 2018, the company has raised approximately $1,090,000 under this Regulation A Offering, receiving net proceeds of approximately $800,000 in March 2018 and $150,000 in April 2018. There is also currently an additional $86,000 of pending funds held by the escrow agent, subject to investor verifications and funds clearance; some or all of these funds may become available to the company at a future date. The company anticipates additional funds to be raised under the Regulation A Offering through the end of the 12-month qualification period which expires in September 2018, but the amount of these additional funds cannot be presently determined.

Deferred offering costs consist of direct legal, accounting and other fees relating to the company’s Regulation A Offering. These costs are capitalized as incurred in current assets and will be offset against the offering proceeds when received in 2018. The company had $244,163 of deferred offering costs as of December 31, 2017. No amounts were deferred as of December 31, 2016.

Also during the year ended December 31, 2017, the company obtained several short-term merchant loans totaling $240,000 with several lenders to be used to fund operations. These loans included origination fees totaling $17,480, ranging from 3.4% to 13%, of the amounts advanced. These loans are secured by expected future sales transactions of the company. During the year ended December 31, 2017, the company made payments of the origination fees and loan principal totaling $173,280. At December 31, 2017, the amounts owed under these arrangements was $84,200. These loans contain various financial and non-financial covenants. As of December 31, 2017, the company was in compliance with these covenants. The company continues to be in compliance with these covenants.

Subsequent to December 31, 2017, the company obtained additional merchant loans with similar terms as noted in the above paragraph totaling approximately $96,000 with several lenders to be used to fund operations.

During the year ended December 31, 2017, the company received advances of monies totaling $511,414 (the “Advances”) from Our Two Dogs, Inc. (“OTD”), an entity owned by Tom DeLonge, for working capital needs. The Advances didn't bear interest and were due on demand. During 2017, at OTD’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital, with the remaining amount of the Advances of $48,000 due and payable to OTD as of December 31, 2017. During 2016, Advances made by OTD under the same arrangement and reclassified to additional paid-in-capital totaled $189,226, which included $6,042 of Advances reclassified from the 2015 year.

In April 2016, the company and OTD entered into a note agreement (the “Note”) for $300,000 of funds loaned by OTD to the company during the 2016 year. In August 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the company over the course of the 2017 year. The Note, as amended, bears interest at 6% per annum and required repayment of the principal balance and any accrued interest thereon by December 31, 2018 (the “Maturity Date”). In addition, the holder can require the Note to be repaid prior to the Maturity Date in an amount equal to 10% of the net proceeds from any third party debt or equity financing. As of December 31, 2017 and 2016, the principal balance outstanding of the Note was $600,000 and $300,000, respectively. The company also owed OTD accrued and unpaid interest under the Note, in the amounts of $43,123 and $13,512, as of December 31, 2017 and 2016, respectively. The accrued interest is reflected within the line item “Amounts due related party” on the company’s balance sheet.

In April 2018, and with an effective date as of December 31, 2017, the Note with OTD was further amended to extend the Maturity Date to December 31, 2019, and to replace the provision regarding repayment of 10% of the net proceeds from any third party debt or equity financing from required to optional. All other terms and conditions on the Note as amended in August 2017 continue to apply.

On April 26, 2017, the company entered into a Licensing Agreement with the DeLonge Parties, memorializing a verbal license the DeLonge Parties had with the company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the Company is obligated to pay the DeLonge Parties a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   The royalties due the DeLonge Parties under this Agreement for each of the years ended December 31, 2017 and 2016 was the minimum guarantee amount of $100,000, recorded by the Company as a cost of revenue in each year. For the year ended December 31, 2017, the $100,000 due the DeLonge Parties for these royalties had not been paid and are included within Amounts Due Related Party on the accompanying consolidated financial statements. For the year ended December 31, 2016, the DeLonge Parties contributed the royalties of $100,000 to the Company in the form of additional paid-in capital.

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On April 27, 2017, Archive West Investments contributed 100% of the shares of To The Stars, Inc. to Gravity Holdings, LLC. On June 1, 2017, TTS AAS entered into a Contribution Agreement with Gravity Holdings, LLC in which Gravity Holdings, LLC contributed all of its shares of To The Stars, Inc. to TTS AAS in exchange for 55,000,000 shares of TTS AAS Class A Common Stock. The DeLonge Family Trust is the sole member of Archive West Investments and Gravity Holdings, LLC (see “Interest of Management and Others in Certain Transactions”).

In May 2017, we issued a total of 12,500,000 shares of Class A Common Stock and 5,400 shares of Class B Common Stock to Gravity Holdings, LLC, JimSemI, LLC, and Harold Puthoff in exchange for a nominal cash payment and past and anticipated future efforts to support the company’s business and objectives.

In May 2017, TTS AAS established the 2017 Stock Incentive Plan ("Plan"). Under the terms of the Plan, TTS AAS is authorized to issue 17,500,000 shares of Class A Common Stock. The grants can be in the form of options or restricted stock units. In June 2017, the company granted employees and advisors 9,000,000 stock options for shares of Class A Common Stock and 2,500,000 restricted stock units of Class A Common Stock under the Plan. Some of the grants vested upon issuance while others vest over a period of thirty-six to forty-eight months. Options to purchase 4,250,000 shares were exercisable at December 31, 2017.

Tom DeLonge has indicated his intention to provide additional capital if needed to the company, although there is no commitment or an assurance that this will be provided in the future.

Currently, the company does not have any commitments or assurances for additional capital, other than as disclosed above, nor can the company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Plan of Operations

We plan to continue to develop the current original and licensed brands in our Entertainment Division. We will invest and expand film production activities, launch new music releases, develop new creative concepts, develop engaging entertainment media in connection with the research and discoveries by the Aerospace and Science Divisions at TTS AAS, grow our consumer base, expand product manufacturing and/or pursue a more extensive licensing model, and launch a festival-style live experience bringing aerospace, science and entertainment together in one event. We have also announced new products in “The Company’s Business - Principal Products and Services” above.

We are in the process of evaluating which of our planned projects in the Aerospace and Science Divisions will most likely lead to a viable commercial product, in particular BEP and STME. After that evaluation, we plan to develop some or all of the aerospace and science initiatives and associated products through direct investment, debt and equity financing, and strategic partnerships (see Principal Products and Services).

Assuming that the minimum amount of financing sought in the Regulation A Offering is raised, over the next 12 months the company will:

•	pursue initial stages of the BEP and STME projects in the Aerospace and Scientific Divisions,

•	continue operations at its Entertainment Division, TTS,

•	support initiatives related to the company’s public benefit purpose, and

•	repay a portion of the loan to OTD.

We would need to seek more funds to complete these projects after 12 months.

Additional executive-level and other employees will be required to execute the company’s plans, particularly with regards to the new Aerospace and Science Divisions. Legal, insurance, and other administrative expenses will be incurred in the normal course of start-up and operation. We also plan to allocate funds to infrastructure, logistics solutions, warehousing and shipping expenses, lease of a larger office, inventory, and sales and marketing.

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Assuming that the maximum amount of financing sought in the Regulation A Offering is raised, over the next 12 months the company will:

•	begin development phase on the projects listed in Principal Products and Services in the Aerospace and Science Divisions, with specific focus on the BEP and STME projects,

•	co-finance cinematic project(s) to be determined,

•	support the education, citizen science, and veteran support initiatives related to the company’s public benefit purpose,

•	form a non-profit to further support the company’s research initiatives and repay a portion of the loan to OTD.

Item 3. Directors and Officers

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of December 31, 2017, the company’s executive officers, directors, and significant employees were as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Officers*:
Thomas DeLonge	President, Interim Chief Executive Officer	42	Appointed to indefinite term of office. May 25, 2017	Full-time
James Semivan	Vice President Operations	65	Appointed to indefinite term of office. May 25, 2017	Contractor
Harold Puthoff	Vice President Science and Technology	81	Appointed to indefinite term of office. May 25, 2017	Contractor
Louis Tommasino	Treasurer Chief Financial Officer	54	Appointed to indefinite term of office. May 25, 2017 Appointed to indefinite term of office. September 11, 2017	Contractor
Kari DeLonge	Chief Content Officer	35	Appointed to indefinite term of office. August 9, 2017	Full-time
Lisa Clifford	Secretary	49	Appointed to indefinite term of office. May 25, 2017	Full-time
Directors**:
Thomas DeLonge	Director	42	Appointed to indefinite term of office. March 14, 2017
James Semivan	Director	65	Appointed to indefinite term of office. March 14, 2017
Harold Puthoff	Director	81	Appointed to indefinite term of office. March 14, 2017
Significant Employees :
Steve Justice	Director of Advanced Programs and Technology	61	October 2017-present	Part-time (20 hours per week)
Luis Elizondo	Chief of Security and Special Programs	45	October 2017-present	Full-time

*We anticipate hiring as necessary to grow the business. In particular, we are looking for a Chief Executive Officer at TTS AAS to take over from Tom DeLonge.

**There are two additional directors to be appointed.

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We are organized as a Delaware public benefit corporation. Under Section 365 of the DGCL, the board of directors is required to manage or direct the business and affairs of the company in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the company's conduct, and the specific public benefit or public benefits identified in our certificate of incorporation. A director does not have any duty to any person on account of any interest of such person in the public benefit or public benefits identified in the certificate of incorporation or on account of any interest materially affected by the company’s conduct and, with respect to a decision implicating the balance requirement discussed above, will be deemed to satisfy the director's fiduciary duties to stockholders and the company if the director's decision is both informed and disinterested and not such that no person of ordinary, sound judgment would approve. Our certificate of incorporation includes a provision that any disinterested failure to satisfy DGCL § 365 shall not, for the purposes of Sections 102(b)(7) or 145 of the DGCL, or for the purposes of any use of the term “good faith” in the Certificate of Incorporation or the Bylaws of the company in regard to the indemnification or advancement of expenses of officers, Directors, employees and agents, constitute an act or omission not in good faith, or a breach of the duty of loyalty.

Tom DeLonge – Founder, President, Interim Chief Executive Officer, Director

Tom DeLonge is the co-founder, President, and Interim CEO of TTS AAS. Since 2011, he has served as the President and creative force behind To The Stars Inc., a vertically integrated entertainment and media company that develops and distributes award-winning intellectual properties and merchandise that can be attributed to his two decades of experience as an intellectual property creative and entrepreneur. Under TTS, he has released multiple critically acclaimed multimedia franchises, including his first science fiction feature film and double album Love, which sold out in theatres across the United States and won various awards while touring the international festival circuit in 2011. In 2015 his celebrated franchise Poet Anderson: The Dream Walker won “Best Animation” at the Toronto International Short Film Festival and was accompanied by the Billboard chart-topping album The Dream Walker, by his band Angels & Airwaves. Hailed as “Alt Rock’s JK Rowling,” since 2015, Mr. DeLonge has expanded his media repertoire to include co-authoring five bestselling novels, with a sixth being released in Fall 2018. Also in 2018, he is set to direct the feature film Strange Times based on his Young Adult novel of the same name. Mr. DeLonge’s entrepreneurial career began in 1999 when he co-founded ecommerce company Loserkids.com, dedicated to the burgeoning Southern California lifestyle market, which was followed by the film production company Resting Bird Entertainment and international consumer brands Atticus Clothing and Macbeth Footwear, later folding these entities under holding company Really Likeable People Inc. In 2007, he created the technology platform Modlife, which pioneered online content monetization and engagement tools for top-tier musicians and was used by artists such as Jack White and Pearl Jam. Mr. DeLonge’s entertainment career began over two decades ago when he co-founded Blink-182, an American rock band that became a pop-culture icon and sold over 25 million albums world-wide.

Jim Semivan – Founder, Vice President Operations, Director

Jim Semivan is a co-founder and Vice President Operations of the company. Prior to joining us in 2017 (and continuing in this capacity), Mr. Semivan is the owner of a consulting firm called JimSem1, LLC, which he founded in 2007 after retiring from the Central Intelligence Agency that year. Since his retirement, Mr. Semivan has been primarily working for JimSem1, where he has been consulting with the Intelligence Community (IC) on a variety of classified topics that include IC Leadership training, CIA Tradecraft training and IC programs for countering weapons of mass destruction. Mr. Semivan retired from the Central Intelligence Agency’s Directorate of Operations after 25 years working as an operations officer both overseas and domestically. He was a member of the CIA’s Senior Intelligence Service. Mr. Semivan has a BS and a BA degree from The Ohio State University and a MA in English Literature from San Francisco State University. Mr. Semivan currently holds Top Secret Clearances.

Dr. Harold E. Puthoff – Founder, Vice President Science and Technology, Director

Dr. Harold E. Puthoff is a co-founder and Vice President Science and Technology of the company. Prior to joining us in 2017 (and continuing in those positions), Dr. Puthoff is President and CEO of EarthTech International, Inc. (ETI), and Director of the Institute for Advanced Studies at Austin (IASA), positions he has held since 1985. In those positions he has published numerous papers on electron-beam devices, lasers and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff’s professional background spans more than five decades of research at General Electric, Sperry, the National Security Agency, Stanford University, SRI International, and, since 1985, as President of ETI and Director IASA. He has published numerous papers on electron-beam devices, lasers, and space propulsion and has patents issued in the laser, communications, and energy fields. Dr. Puthoff regularly serves various corporations, foundations, NASA, and other government organizations as advisor on leading-edge technologies and future technology trends. He earned his Ph.D. from Stanford University in 1967.

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Louis Tommasino – Treasurer, Chief Financial Officer

Louis Tommasino is our Treasurer and Chief Financial Officer, working with the company’s subsidiary TTS since 2015 and with its former parent company, Really Likeable People, since 2004. He is also the owner of Louis Tommasino CPA and Associates, a firm providing tax services, auditing and financial consulting, including business planning and management services to his clients. Since 1996, he has grown his practice to nine employees with over 500 clients in various industries, including entertainment and bio-tech. He also works with non-profit organizations, trusts, estates, and individuals. He has worked with several small and start-up companies in Arizona and California. He is a member of the American Institute of Certified Public Accountants, the California Society of CPAS, and the Commonwealth Financial Network of Massachusetts. Mr. Tommasino graduated with a Bachelor of Science in Business Administration from Arizona State University and holds a CPA license both in the states of Arizona and California.

Kari DeLonge – Chief Content Officer

Kari DeLonge is the Chief Content Officer for the company.  Prior to joining the team, she served as VP of Product and Marketing at To The Stars Inc since 2011, where she spearheaded managing all stakeholders involved in award-winning media and merchandise releases including Billboard top 200 albums, “Best Of” festival films and bestselling novels.  Prior to that and beginning in 2007, she served as Product Manager at Modlife technology where she oversaw product development, manufacturing, ecommerce, distribution, content monetization and multi-channel marketing for major music acts on the platform. From 2000-2007 she served as Marketing Director for international music brands Atticus Clothing and Macbeth Footwear.  She holds a B.A degree with honors in Accounting and a B.B.A. degree with honors in business and marketing from the University of San Diego.

Lisa Clifford – Secretary

Lisa Clifford is the Secretary of the company, the Secretary for the company’s subsidiary TTS and also serves as the Executive Assistant to Tom DeLonge. She has spent her career in entertainment, media and merchandising. Mrs. Clifford has served as Mr. DeLonge’s Executive Assistant for the past 14 years, not only managing Mr. DeLonge’s day-to-day schedule of press and meetings, but also his recording and touring schedules. She is also responsible for coordinating projects and events for TTS. Prior to joining TTS, Mrs. Clifford performed similar roles at RLP.  Mrs. Clifford holds a B.A. degree in advertising from California State University, Fullerton.

Steve Justice – Director of Advanced Programs and Technology

Steve Justice is the Director of the TTS AAS Advanced Programs and Technology, tasked with leading the effort to examine the possibilities of emerging sciences and technologies. After 31 years, he is the recently retired Program Director for Advanced Systems from Lockheed Martin Advanced Development Programs – better known as the “Skunk Works.” Mr. Justice’s industry experience brings a deep understanding of strategy definition, breakthrough technology development, advanced concept design, prototyping, system fielding, and program planning and execution using a leadership style that inspires innovation. He entered the defense aerospace industry in 1978 after graduating from the Georgia Institute of Technology.

Luis Elizondo - Chief of Security and Special Programs

Luis Elizondo is the TTS AAS Chief of Security and Special Programs. For nearly the last decade, he ran a sensitive aerospace threat identification program focusing on unidentified aerial technologies and managed the security for certain sensitive portfolios for the U.S. Government as the Director for the National Programs Special Management Staff. Mr. Elizondo is a career intelligence officer whose experience includes working with the U.S. Army, the Department of Defense, the National Counterintelligence Executive, and the Director of National Intelligence. As a former Special Agent In-Charge, he conducted and supervised highly sensitive espionage and terrorism investigations around the world. As an intelligence Case Officer, he ran clandestine source operations throughout Latin America and the Middle East. Mr. Elizondo’s academic background includes Microbiology, Immunology and Parasitology, with research experience in tropical diseases. He is also an inventor who holds several patents.

Advisory Board

The company’s Advisory Board consists of accomplished scientists, researchers, inventors, and former intelligence and governmental officials with a proven track record of success in their respective fields. The Advisory Board is Chris Mellon, Dr. Adele Gilpin, Dr. Norman Kahn, Dr. Colm Kelleher, Dr. Garry Nolan, and Dr. Paul Rapp.

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Chris Mellon

Christopher Mellon is a private equity investor, political commentator and the Chair of the Science Committee at the Carnegie Museum of Natural History.  He served for 20 years in the federal government, to include serving as the Deputy Assistant Secretary of Defense for Intelligence in the Clinton and Bush Administrations.  He also worked for many years on Capitol Hill to include serving as the Minority Staff Director of the Senate Select Committee on Intelligence.  As an aide to Senator William S. Cohen he drafted the legislation that established the US Special Operations Command.  He is the author of numerous articles on politics and national security; and the recipient of multiple awards from the Department of Defense and agencies of the US Intelligence Community.  He holds a B.A. in Economics from Colby College and an M.A. in International Affairs from Yale University.

Dr. Adele Gilpin

Dr. Adele Gilpin is a scientist with biomedical academic and research experience as well as an active, licensed, attorney.  She served on the faculty at the Johns Hopkins Bloomberg School of Public Health, the University of Maryland School of Medicine, and the Medical College of Pennsylvania. She has taught biostatistics, epidemiology, and the design and conduct of clinical trials. Dr. Gilpin led an international team of scientists and physicians in designing and implementing two multiproject programs that were together awarded $10 million by NIH, and has designed and conducted multiple clinical trials. Her regulatory law practice focuses on FDA regulated products such as medical devices and pharmaceuticals, and on research law. Since the program’s inception in 2007, Dr. Gilpin has collaborated with the DOD’s Traumatic Injury Research Program at the Uniformed Services University of the Health Sciences.  She was awarded the E. Randolph William award for exceptional pro bono service in both 2009 and 2011. She received BA, MA and PhD degrees from Temple University (psychology; quantitative psychology) and a JD from Georgetown University Law Center (cum laude).

Dr. Norman Kahn

Dr. Norman Kahn currently is a consultant on national security matters for the U. S. Government, with a focus on preventing the use of biological weapons of mass destruction/disruption. Dr. Kahn had over a 30-year career with the Central Intelligence Agency, culminating in his development and direction of the Intelligence Community's Counter-Biological Weapons Program.  Dr. Kahn is the recipient of the Agency's Distinguished Career Intelligence Medal and the Director of National Intelligence's National Intelligence Distinguished Service Medal. Dr. Kahn has a B.S. degree in biology from the City College of New York and a Ph.D. in oceanography from the University of Rhode Island.

Dr. Colm Kelleher

Dr. Colm Kelleher is a biochemist with a twenty-eight-year research career in cell and molecular biology currently working in senior management in the aerospace sector.  He has served as Laboratory Director at biotech company Prosetta Corporation, where he led several small molecule drug discovery programs focused on viruses of interest to the United States Department of Defense. He also worked for eight years as Deputy Director of the National Institute for Discovery Science (NIDS), a research organization that used forensic science methodology to unravel scientific anomalies. From 2008-2011 he served as Deputy Administrator of a United States Government funded threat assessment program focused on advanced aerospace technology. Dr. Kelleher has authored over forty peer reviewed scientific articles in cell and molecular biology, immunology and virology as well as two best-selling books, “Hunt for the Skinwalker” and “Brain Trust”.  He holds a PhD in Biochemistry from the University of Dublin, Trinity College.

Dr. Garry Nolan

Dr. Garry Nolan is the Rachford and Carlota A. Harris Professor in the Department of Microbiology and Immunology at Stanford University School of Medicine. He trained with Leonard Herzenberg (for his Ph.D.) and Nobelist Dr. David Baltimore (for postdoctoral work). He holds a B.S. in Genetics from Cornell University, a PhD from Stanford University in Genetics. He has published over 220 research articles and is the holder of 20 US patents, and has been honored as one of the top 25 inventors at Stanford University.  Dr. Nolan was the founder and has served on the Boards of Directors of several successful biotechnology companies. Dr. Nolan is an outspoken proponent of translating public investment in basic research to serve the public welfare.

Dr. Paul Rapp

Dr. Paul Rapp is a Professor of Military and Emergency Medicine at the Uniformed Services University and Director of the Traumatic Injury Research Program. He also holds a secondary appointment as a Professor of Medical and Clinical Psychology. He is a past editor of Physica, and has served on the editorial boards of the International Journal of Bifurcation and Chaos, Chaos and Complexity Letters, and Cognitive Neurodynamics. Past honors include a Certificate of Commendation from the Central Intelligence Agency for “significant contributions to the mission of the Office of Research and Development.”  Dr. Rapp attended the University of Illinois and received Bachelors degrees in Physiology (minor in Chemistry, Summa cum Laude) and Engineering Physics (Summa cum Laude). He received his Ph.D. from Cambridge University, working under the supervision of Professor Sir James Lighthill in the Department of Applied Mathematics and Theoretical Physics.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2017, we compensated our three highest paid executive officers and directors on a consolidated basis is as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Kari DeLonge	Chief Content Officer	$100,000	$*	$100,000
Lisa Clifford	Secretary	$67,962	$0	$67,962
Louis Tomassino	Treasurer, Chief Financial Officer	$31,584**	$0	$31,584

* In June 2017, Kari DeLonge was granted the option to purchase 5,000,000 shares of the company’s Class A Common Stock at an exercise price of $0.003 per share, exercisable until the expiration date of June 6, 2027. As of December 31, 2017, 3,791,667 of Ms. DeLonge’s options were vested and exercisable. See “Interest of Management and Others in Certain Transactions”. The stock option compensation expense recognized by the company associated with these vested shares for the fiscal year December 31, 2017 was calculated as $18,958,333, which was the estimated fair value of the stock options at the grant date using a Black-Scholes option-pricing model.

** Louis Tommasino is the principal of Louis Tomassino, CPA & Associates (“LTCPA”), which was compensated for accounting and tax services for the company.

Our subsidiary TTS did not compensate its executive officer and sole director, Tom DeLonge in cash.  However, Gravity Holdings LLC, an entity controlled by Mr. DeLonge, was issued 60,000,000 shares of Class A Common Stock and 1,800 shares of Class B Common Stock in 2017. In addition, Mr. DeLonge is owed $100,000 in royalty payments for the 2017 fiscal year.  See “Interest of Management and Others in Certain Transactions”.

For the fiscal year ended December 31, 2017, we did not make cash compensation to any of our directors in their capacities as directors. We did issue shares to the directors and/or their affiliated entities and issue reimbursements to the directors for the fiscal year ended December 31, 2017.  There are three directors in this group. As a group (and including affiliated entities) a total of 67,500,000 shares of Class A Common Stock and 5,400 shares of Class B Common Stock were granted, see “Interest of Management and Others in Certain Transactions”.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets out, as of December 31, 2017, the TTS AAS voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class(3)
Class A Common Stock	Gravity Holdings LLC(1)	60,000,000 shares	N/A	85.7%
Class A Common Stock	Officers and Directors (3 persons)	67,500,000 shares		96.4%
Class B Common Stock	Gravity Holdings LLC(1)	1,800 shares	N/A	33.3%
Class B Common Stock	Jimsem 1, LLC(2)	1,800 shares	N/A	33.3%
Class B Common Stock	Harold E. Puthoff	1,800 shares	N/A	33.3%
Class B Common Stock	Officers and Directors (3 persons)	5,400 shares		100%

(1) The DeLonge Family Trust is the sole member of Gravity Holdings, LLC. Thomas DeLonge and his wife, Jennifer DeLonge, are trustees of the DeLonge Family Trust.

(2) Wholly-owned by James Semivan.

(3) Based on 70,000,000 outstanding shares of Class A Common Stock, which assumes the vesting of all restricted shares granted under the 2017 Stock Incentive Plan.

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Item 5. Interest of Management and Others in Certain Transactions

The company has elected not to be governed by Section 203 of the DGCL. Section 203 contains prohibitions from companies engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder. An interested stockholder includes owners of more than 15% of the outstanding voting stock of the company.

During the year ended December 31, 2017, the company received Advances totaling $511,414 from OTD for working capital needs. OTD is owned by The DeLonge Family Trust (99%) and Chloe the Dog, LP (1%) (another entity beneficially owned by Mr. DeLonge). The Advances didn't bear interest and were due on demand. During 2017, at OTD’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital, with the remaining amount of the Advances of $48,000 due and payable to OTD as of December 31, 2017. During 2016, Advances made by OTD under the same arrangement and reclassified to additional paid-in-capital totaled $189,226, which included $6,042 of Advances reclassified from the 2015 year.

In April 2016, the company and OTD entered into the Note for $300,000 of funds loaned by OTD to the company during the 2016 year. In August 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the company over the course of the 2017 year. The Note, as amended, bears interest at 6% per annum and required repayment of the principal balance and any accrued interest thereon by the Maturity Date, December 31, 2018. In addition, the holder can require the Note to be repaid prior to the Maturity Date in an amount equal to 10% of the net proceeds from any third party debt or equity financing. As of December 31, 2017 and 2016, the principal balance outstanding of the Note was $600,000 and $300,000, respectively. The company also owed OTD accrued and unpaid interest under the Note, in the amounts of $43,123 and $13,512, as of December 31, 2017 and 2016, respectively. The accrued interest is reflected within the line item “Amounts due related party” on the company’s balance sheet.

In April 2018, and with an effective date as of December 31, 2017, the Note with OTD was further amended to extend the Maturity Date to December 31, 2019, and to replace the provision regarding repayment of 10% of the net proceeds from any third party debt or equity financing from required to optional. All other terms and conditions on the Note as amended in August 2017 continue to apply.

On April 26, 2017, the company entered into a Licensing Agreement with the DeLonge Parties, memorializing a verbal license the DeLonge Parties had with the company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the Company is obligated to pay the DeLonge Parties a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   The royalties due the DeLonge Parties under this Agreement for each of the years ended December 31, 2017 and 2016 was the minimum guarantee amount of $100,000 and was recorded by the Company as a cost of revenues in each year. For the year ended December 31, 2017, the $100,000 due the DeLonge Parties for these royalties had not been paid and are included within Amounts Due Related Party on the accompanying consolidated financial statements. For the year ended December 31, 2016, the DeLonge Parties contributed the royalties of $100,000 to the Company in the form of additional paid-in capital

Collectively, monies due to Mr. DeLonge under related party transactions totaled $791,123 and $313,512 as of December 31, 2017 and 2016, respectively.

Mr. DeLonge and related entities also assigned and transferred other intellectual property rights to TTS AAS and our subsidiary, including a collection of domains, a collection of copyrights, and a collection of brands and concepts.

Tom DeLonge was the beneficial owner of TTS prior to contributing its shares to TTS AAS. On April 27, 2017, Archive West Investments contributed 100% of the shares of To The Stars, Inc. to Gravity Holdings, LLC. On June 1, 2017, TTS AAS entered into a Contribution Agreement with Gravity Holdings, LLC in which Gravity Holdings, LLC contributed all of its shares of To The Stars, Inc. to TTS AAS in exchange for 55,000,000 shares of TTS AAS Class A Common Stock. The DeLonge Family Trust is the sole member of Archive West Investments and Gravity Holdings, LLC.

In May 2017, we issued a total of 12,500,000 shares of Class A Common Stock and 5,400 shares of Class B Common Stock to Gravity Holdings, LLC, JimSemI, LLC, and Harold Puthoff in exchange for a nominal cash payment and past and anticipated future efforts to support the company’s business and objectives. JimSemI, LLC is wholly-owned by James Semivan.

In June 2017, we granted Kari DeLonge a stock option award to purchase 5,000,000 shares of the company’s Class A Common Stock at an exercise price of $0.003 per share, exercisable until the expiration date of June 6, 2027. On the June 6, 2017 grant date, 3,500,000 of the options were immediately vested and exercisable, with the balance vesting and becoming exercisable in a series of 36 successive equal monthly installments upon her completion of each additional month of service. As of December 31, 2017, 3,791,667 of Ms. DeLonge’s options were vested and exercisable. Ms. DeLonge has not exercised the options. Ms. DeLonge is the sister of Tom DeLonge.

Item 6. Other Information

None.

18

Item 7. Financial Statements

TO THE STARS ACADEMY OF

ARTS AND SCIENCE INC.

CONSOLIDATED FINANCIAL STATEMENTS

As of

December 31, 2017 and 2016

Together with

Independent Auditors’ Report

19

To The Stars Academy of Arts and Science Inc.

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

of To The Stars Academy of Arts and Science Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of To The Stars Academy of Arts and Science Inc. (the “Company”) which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of To The Stars Academy of Arts and Science Inc. as of December 31, 2017 and 2016 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon
San Diego, California
April 30, 2018

F-1

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Current assets
Cash	$70,344	$76,165
Accounts receivable, net	53,674	62,925
Inventory	127,416	103,491
Deferred offering costs	244,163	-
Other current assets	122,967	126,859
Total Current Assets	618,564	369,440

Property and equipment, net	331,603	410,229
Media assets, net	265,498	341,809
Other Assets	7,500	-
Total assets	$1,223,165	$1,121,478

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$394,332	$218,058
Amounts due related party	191,123	13,512
Accrued liabilities	89,107	37,804
Short-term loans and advances	84,200	-
Capital lease obligations	29,076	25,598
Total current liabilities	787,838	294,972

Noncurrent liabilities
Capital lease obligations, net of current portion	11,056	39,762
Related party notes payable	600,000	300,000
Total liabilities	1,398,894	634,734

Commitments and contingencies (Note 5)

Stockholders' Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of December 31, 2017 and 2016	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 70,000,000 and 60,000,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively	7,000	6,000
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 and 1,800 shares issued and outstanding as of December 31, 2017 and 2016, respectively	1	-
Additional paid-in capital	31,595,793	1,593,831
Accumulated deficit	(31,778,523)	(1,113,087)
Total Stockholders' Equity (Deficit)	(175,729)	486,744
Total Liabilities & Stockholders' Equity (Deficit)	$1,223,165	$1,121,478

The accompanying notes are an integral part of these consolidated financial statements.

F-2

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016

Revenues	$1,376,215	$1,319,264

Cost of revenues	750,932	697,269

Gross profit	625,283	621,995

Operating expenses:
General and administrative	427,041	496,665
Sales and marketing	1,020,394	256,492
Stock-based compensation	29,535,799	-
Depreciation and amortization	234,567	248,374
Total operating expenses	31,217,801	1,001,531

Operating loss	(30,592,518)	(379,536)

Other expenses:
Interest expense	67,617	27,832
Other expense	2,901	184
Loss on sale of asset	-	12,718
Total other expenses	70,518	40,734

Loss before provision for income taxes	(30,663,036)	(420,270)

Provision for income taxes	2,400	2,400

Net loss	$(30,665,436)	$(422,670)

Net loss per share: basic and diluted	$(0.47)	$(0.01)
Weighted average number of shares outstanding: basic and diluted	65,177,246	60,001,800

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Class A		Class B		Additional		Total
	Common Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2015	60,000,000	$6,000	1,800	$-	$1,304,605	$(690,417)	$620,188
Contributed royalties	-	-	-	-	100,000	-	100,000
Contributed capital	-	-	-	-	189,226	-	189,226
Net loss	-	-	-	-	-	(422,670)	(422,670)
Balance at December 31, 2016	60,000,000	6,000	1,800	-	1,593,831	(1,113,087)	486,744
Issuances of shares to co-founders	7,500,000	750	3,600	1	199,249	-	200,000
Proceeds from restricted stock grant	2,500,000	250	-	-	3,500	-	3,750
Stock-based compensation	-	-	-	-	29,335,799	-	29,335,799
Contributed capital	-	-	-	-	463,414	-	463,414
Net loss	-	-	-	-	-	(30,665,436)	(30,665,436)
Balance at December 31, 2017	70,000,000	$7,000	5,400	$1	$31,595,793	$(31,778,523)	$(175,729)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS of CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(30,665,436)	$(422,670)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	80,085	86,637
Amortization	154,482	161,737
Loss on sale of asset	-	12,718
Royalties contributed by shareholder	-	100,000
Stock-based compensation	29,535,799	-
Changes in operating assets and liabilities:
Accounts receivable, net	9,251	46,493
Inventory	(23,925)	(47,519)
Other current assets	3,892	(51,730)
Accounts payable	176,274	40,495
Accrued liabilities	180,914	26,780
Net cash used in operating activities	(548,664)	(47,059)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,459)	(19,965)
Purchase of media assets	(78,171)	(95,734)
Proceeds from sale of asset	-	39,000
Other, net	(7,500)	-
Net cash used in investing activities	(87,130)	(76,699)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from shareholders	463,414	183,184
Proceeds from short-term loans and advances, net	84,200	-
Principal payments on capital leases	(25,228)	(23,198)
Proceeds from related party notes payable/advances	348,000	-
Proceeds from restricted stock grant	3,750	-
Deferred offering costs	(244,163)	-
Net cash provided by financing activities	629,973	159,986

Increase (decrease) in cash and cash equivalents	(5,821)	36,228
Cash and cash equivalents, beginning of year	76,165	39,937
Cash and cash equivalents, end of year	$70,344	$76,165

Supplemental disclosures of cash flow information:
Cash paid for interest	$38,009	$14,320
Cash paid for income taxes	$2,400	$2,400

Non cash investing and financing activities:
Reclass of related party advances to contributed capital	$-	$6,042

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created a science, aerospace and entertainment consortium that collaborates with global citizens to investigate the outer edges of science and unconventional thinking and provide access through multi-media entertainment content and education. The Company’s headquarters are located in Encinitas, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars, Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company.

Upon establishment of TTS Academy, the shareholder of TTS Inc. was issued 5,000,000 of Class A common stock and 1,800 of Class B common stock. On June 1, 2017, the shareholder of TTS Inc. contributed all of the shares of common stock of TTS Inc. to TTS Academy in exchange for 55,000,000 shares of Class A common stock. These shares have been reflected as issued and outstanding for the entire periods within these consolidated financial statements. See Note 9 for discussion of additional TTS Academy transactions.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management’s Plans

To date revenues generated from operations have not been sufficient to fund operations. Thus, until the Company can generate sufficient cash flows to fund operations, the Company is dependent on raising additional capital through debt and/or equity transactions.

During 2017, the Company completed the filing of its Regulation A offering (the “Offering”) to raise additional capital to fund ongoing operations. As of April 2018, the Company has raised approximately $1,090,000 under this Offering, receiving net proceeds of approximately $800,000 in March 2018 and $150,000 in April 2018. There is also currently an additional $86,000 of pending funds held by the escrow agent, subject to investor verifications and funds clearance; some or all of these funds may become available to the Company at a future date. The Company anticipates additional funds to be raised under the Offering through the end of the 12-month qualification period which expires in September 2018, but the estimated amount cannot be determined.

Also during 2017, the Company's majority shareholder provided an additional loan and capital contributions of $300,000 and $463,414, respectively, to the Company, the proceeds of which were used for operations and to pay for costs related to the Company’s Regulation A offering. The Company's majority shareholder has indicated their intention to provide additional capital if needed to the Company, although there is no commitment or an assurance that this will be provided in the future.

Currently, the Company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the Company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the Company, further capital needs are identified and the Company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

F-6

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. from the date of its Inception and its subsidiaries To The Stars, Inc., Poet Productions, LLC (a California LLC) and Love Movie, LLC (a California LLC) for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of December 31, 2017 and 2016, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Deferred Offering Costs

Deferred offering costs consist of direct legal, accounting and other fees relating to the Company’s Regulation A offering qualified by the Securities and Exchange Commission in September 2017. These costs are capitalized as incurred in current assets and will be offset against the offering proceeds when received in 2018. The Company had $244,163 of deferred offering costs as of December 31, 2017. No amounts were deferred as of December 31, 2016.

F-7

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the years ended December 31, 2017 and 2016, there was no impairment of pre-publication costs.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of December 31, 2017 and 2016, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $119,186 and $123,534, respectively. During the years ended December 31, 2017 and 2016, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of December 31, 2017 and 2016, the Company's liability related to such was $27,693 and $17,174, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

F-8

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Revenue Recognition

The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of December 31, 2017 and 2016, the Company’s sales return allowance was $21,419 and $12,742, respectively.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don't meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $126,650 and $59,388 for the years ended December 31, 2017 and 2016, respectively.

Stock-Based Compensation

The Company uses ASC 718 and ASC 505 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. For employees, the Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods. For non-employees, the stock-based awards are valued at the value of the stock award on the date the commitment for performance has been reached or their performance is complete. As of December 31, 2017, all non-employee awards had similar vesting terms to those of employees.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

F-9

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 14% and 19% of total revenues for the year ended December 31, 2017 and 2016. As of December 31, 2017 and 2016, accounts receivable from this third party represented 45% and 58% of accounts receivable, respectively. Additionally, as of December 31, 2017 and 2016, the Company had one customer which represented 19% and 33% of accounts receivable, respectively. The loss of this third party and customer would have a material impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

F-10

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the exercise of options. As of December 31, 2017 and 2016, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers”. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact that the standard will have on the consolidated financial statements.

F-11

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at December 31, 2017 and 2016:

	2017	2016

Furniture and fixtures	$48,137	$48,137
Machinery and equipment	158,774	157,315
Leasehold improvements	372,537	372,537
Total property and equipment	579,448	577,989
Less accumulated depreciation	(247,845)	(167,760)
	$331,603	$410,229

Depreciation expense for the years ended December 31, 2017 and 2016 was $80,085 and $86,637, respectively. During the year ended December 31, 2016, the Company sold a vehicle for $39,000 in proceeds for which a loss of $12,718 was recognized.

F-12

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Media assets consisted of the following at December 31, 2017 and 2016:

	2017	2016

Music	$308,475	$293,825
Books and other media	339,910	291,139
Website development and content	178,550	163,800
Total media assets	826,935	748,764
Less accumulated amortization	(561,437)	(406,955)
	$265,498	$341,809

Amortization expense for the years ended December 31, 2017 and 2016 was $154,482 and $161,737, respectively.

NOTE 4 – BORROWINGS

Short-term Loans and Advances

During the year ended December 31, 2017, the Company obtained several short-term merchant loans that totaled $240,000 with several lenders to be used to fund operations. These loans included origination fees totaling $17,480, ranging from 3.4% to 13.0%, of the amounts advanced. These loans are secured by expected future sales transactions of the Company. During the year ended December 31, 2017, the Company made payments of the origination fees and loan principal totaling $173,280. At December 31, 2017, the amounts owed under these arrangements was $84,200. These loans contain various financial and non-financial covenants. As of December 31, 2017, the Company is in compliance with these covenants.

Subsequent to December 31, 2017, the Company obtained several additional merchant loans with similar terms as noted in the above paragraph that total approximately $96,000 with several lenders to be used to fund operations.

Capital Leases

In July 2015, the Company entered into two leases for camera equipment. The leases were considered to be capital leases, thus $102,759 representing the cost of cameras, was recorded as an asset. The leases are payable in monthly payments ranging from $1,344 to $1,362, and have imputed interest rates ranging from 11.14% to 14.52%, and are secured by the equipment being leased. The leases expire at dates ranging from June 9, 2019 to July 9, 2019. As of December 31, 2017 and 2016, the balance outstanding was $40,132 and $65,360, respectively.

F-13

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

As of December 31, 2017, future minimum lease payments under capital leases are as follows:

Year ending December 31:
2018	$32,473
2019	11,381
43,854
Less amount representing interest	(3,722)
40,132
Less current portion	(29,076)
$11,056

Depreciation of assets held under capital leases is included in depreciation expense. Equipment held under capital leases had a gross cost of $102,759 and accumulated depreciation of $50,938 as of December 31, 2017. The gross cost and accumulated depreciation was $102,759 and $30,386, respectively, as of December 31, 2016.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

On December 2, 2015, the Company entered into a lease agreement for its corporate office in Encinitas, California. The lease is for 108 months through August 2024 with monthly lease payments ranging from $5,150 to $7,508. The lease commenced September 1, 2015 and the Company received the first three months rent-free.

The following table summarizes the Company's future minimum commitment under the non-cancellable operating lease agreements as of December 31, 2017:

Year ending December 31:
2018	$68,627
2019	71,372
2020	77,905
2021	82,713
2022	85,801
Thereafter	149,077
$535,495

Rent expense for the years ended December 31, 2017 and 2016 was $76,507 and $70,958, respectively.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company’s acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

F-14

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

NOTE 6 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of December 31, 2017 and 2016, there were 70,000,000 and 60,000,000 shares of Class A common stock outstanding, respectively. See Note 1 for discussion regarding the issuance of the Company's common stock to the majority shareholder. In May 2017, the Company issued 5,000,000 shares of Class A common stock to Jimsem I, LLC, a consulting firm owned by Jim Semivan, a co-founder of the Company, and 2,500,000 shares of Class A common stock to Harold E. Puthoff, a co-founder of the Company. The Company recognized $200,000 of stock-based compensation expense related to the issuance of these shares. These shares were valued at $0.003 per share based upon the estimated fair market value of the Company's common stock on the date of the Company's Inception, February 2017, as the co-founders' ownership was known at that time. At Inception, the Company was still in the concept phase for which no operations were present and the assets of To The Stars, Inc. hadn't been contributed by the majority shareholder.

The Company is authorized to issue 9,000 shares of Class B common stock. The Class B common stock has specific voting rights in which require the majority of the Class B common stock holders’ affirmative vote on items such as amendments to articles, bylaws, authorized shares, change in control, sale of debt or equity, etc. In addition, the Class B common stock can be converted into Class A common stock on a one for one basis. As of December 31, 2017 and 2016, there were 5,400 and 1,800 shares of Class B common stock outstanding, respectively. In May 2017, the Company issued 1,800 shares of Class B common stock each to Jimsem I, LLC and Harold E. Puthoff, see additional information above.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of December 31, 2017 and 2016.

Contributed Capital

During the years ended December 31, 2017 and 2016, the Company's majority shareholder contributed $463,414 and $183,184, respectively. The contributions were used within operations. See Note 7 for additional discussion regarding advances converted to capital contributions.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Plan”). Under the terms of the Plan, the Company is authorized to issue 17,500,000 shares of Class A common stock. Awards under the plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option or non-statutory option and may only be granted to employees. As of December 31, 2017, there were 6,000,000 shares available for issuance under the Plan.

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.71-1.83%
Expected volatility	75.0%
Annual dividend yield	0.0%

F-15

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

A summary of the Company’s stock option activity and related information is as follows:

		Weighted Average	Weighted Average
	Number of	Exercise	Remaining
	Shares	Price	Contractual Term

Outstanding at December 31, 2016	-	$-
Granted	9,000,000	$0.003
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at December 31, 2017	9,000,000	$0.003	9.4

Exercisable at December 31, 2017	4,250,000	$0.003	9.4

During the year ended December 31, 2017, the Company recognized $21,875,000 of stock compensation expense related to stock options.  As of December 31, 2017, total unrecognized stock compensation expense related to unvested stock options was $23,125,000 which will be recognized as stock compensation expense over the remaining vesting terms, see below. During the year ended December 31, 2017, the Company granted 4,000,000 options to non-employees for which all are outstanding. The non-employees consist of advisory board members. Of the options granted, 5,000,000 were granted to an employee who is a relative of the majority shareholder.

F-16

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Future stock option compensation expense related to these options to be recognized during the years ending December 31, 2018, 2019, 2020 and 2021 is expected to be $7,500,000, $7,500,000, $6,041,667 and $2,083,333, respectively, which represents a weighted average remaining vesting period of 30 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

In June 2017, the Company also granted 2,500,000 restricted stock units under the Plan, of which 1,250,000 vested immediately upon issuance. The remainder vest over 36 months. The restricted stock units were granted to a non-employee advisory board member. The Company recognized restricted stock compensation expense of $7,460,799 during the year ended December 31, 2017. As of December 31, 2017, total unrecognized stock compensation expense related to unvested restricted stock units of 1,006,944 was $5,031,701 which will be recognized as restricted stock compensation expense over the remaining vesting term, see below.

Future stock option compensation expense related to these restricted stock units to be recognized during the years ending December 31, 2018, 2019, and 2020 is expected to be $2,082,083, $2,082,083 and $867,535, respectively, which will be recognized over the remaining vesting period of 29 months. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company received advances of monies totaling $511,414 (the “Advances”) from its majority shareholder (the “Shareholder”) for working capital needs. The Advances didn't bear interest and were due on demand. During 2017, at the Shareholder’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital, with the remaining amount of the Advances of $48,000 due and payable to the Shareholder as of December 31, 2017. During 2016, Advances made by the Shareholder under the same arrangement and reclassified to additional paid-in-capital totaled $189,226, which included $6,042 of Advances reclassified from the 2015 year.

In April 2016, the Company and the Shareholder entered into a note agreement (the “Note”) for $300,000 of funds loaned by the Shareholder to the Company during the 2016 year. In August 2017, the Note was amended to increase the loan amount to a total of $600,000, with the Shareholder providing the additional $300,000 of funds to the Company over the course of the 2017 year. The Note, as amended, bears interest at 6% per annum and required repayment of the principal balance and any accrued interest thereon by December 31, 2018 (the “Maturity Date”). In addition, the holder can require the Note to be repaid prior to the Maturity Date in amount equal to 10% of the net proceeds from any third party debt or equity financing. As of December 31, 2017 and 2016, within amounts due related party on the accompanying consolidated balance sheet, was accrued interest of $43,123 and $13,512, respectively due under then Note. As of December 31, 2017 and 2016, the principal balance outstanding of the Note was $600,000 and $300,000, respectively.

In April 2018, and with an effective date as of December 31, 2017, the Note with the Shareholder was further amended to extend the Maturity Date to December 31, 2019, and to replace the provision regarding repayment of 10% of the net proceeds from any third party debt or equity financing from required to optional. All other terms and conditions on the Note as amended in August 2017 continue to apply.

F-17

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

On April 26, 2017, the Company entered into a Licensing Agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the Company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   The royalties due the DeLonge Entities under this Agreement for each of the years ended December 31, 2017 and 2016 was the minimum guarantee amount of $100,000 and was recorded by the Company as a cost of revenues. For the year ended December 31, 2017, the $100,000 due the DeLonge Entities for these royalties had not been paid and are included within Amounts Due Related Party on the accompanying consolidated financial statements. For the year ended December 31, 2016, the DeLonge Entities contributed the royalties of $100,000 to the Company in the form of additional paid-in capital.

Collectively, monies due the Shareholder under related party transactions totaled $791,123 and $313,512 as of December 31, 2017 and 2016, respectively.

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2017	2016
Current tax provision:
Federal	$-	$-
State	2,400	2,400
Total	2,400	2,400

Deferred tax provision:
Federal	(165,170)	(108,134)
State	(65,634)	(18,695)
Total	(230,804)	(126,829)
Valuation allowance	230,804	126,829
Total provision for income taxes	$2,400	$2,400

F-18

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the years ended December 31:

	2017	2016
Federal tax. Benefit at statutory rate	34.0%	34.0%
Permanent differences:
State taxes, net of federal benefit	0.2%	4.0%
Meals and entertainment	0.0%	(0.2)%
Stock based compensation	(32.7)%	0.0%
Contributed royalties	0.0%	(8.4)%
Change in tax rate	(0.7)%	0.0%
Temporary differences:
Change in valuation allowance	(0.8)%	(30.0)%
Total provision for income taxes	0.0%	(0.6)%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2017	2016
Current:
Accruals and other	$12,072	$11,044

Noncurrent:
Net operating loss carryforwards	435,088	205,312
Valuation allowance	(447,160)	(216,356)
Net deferred tax asset	$-	$-

At December 31, 2017, the Company had net operating loss carry forwards of approximately $1,620,000 that may be offset against future taxable income through 2036. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2015.  The Company currently is not under examination by any tax authorities.

Federal income tax laws limit a company’s ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company’s ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

F-19

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

On December 22, 2017, the Tax Cuts and Jobs Act ("Act") was signed into law in the U.S. The Act includes a broad range of tax reforms. The Company reflected the income tax effects of those aspects of the Act to the deferred tax assets and liabilities. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

Based on the Company’s historical financial performance in the U.S., at December 31, 2017, the Company has a significant net deferred tax asset position due to significant net operating losses. As such, with the Act's reduction of the corporate tax rate from 35% to 21%, the Company remeasured its net deferred tax assets and liabilities at the lower corporate rate of 21% and recognized a reduction in its net deferred taxes of approximately $211,000 for which a full valuation allowance was present.

NOTE 9 – SUBSEQUENT EVENTS

During 2017, the Company completed the filing of its Regulation A offering (the “Offering”) to raise additional capital to fund ongoing operations. As of April 2018, the Company has raised approximately $1,090,000 under this Offering, receiving net proceeds of approximately $800,000 in March 2018 and $150,000 in April 2018. There is also an additional $86,000 of pending funds held by the escrow agent, subject to investor verifications and funds clearance; some or all of these funds may become available to the Company at a future date. The Company anticipates additional funds to be raised under the Offering through the end of the 12-month qualification period which expires in September 2018, but the estimated amount cannot be determined.

See Note 7 for the extension of amounts due to the majority shareholder.

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 30, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

F-20

Item 7. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3	Stockholders Agreement (3)
4	Form of Subscription Agreement (4)
6.1	Licensing Agreement dated April 26, 2017 (5)
6.2	Contribution Agreement dated April 27, 2017 (6)
6.3	Contribution Agreement dated June 1, 2017 (7)
6.4	Copyright Assignment dated March 31, 2017 (8)
6.5	Intellectual Property Transfer Agreement dated March 31, 2017 (9)
6.6	2017 Stock Incentive Plan (10)
6.7	Notice of Grant of Stock Option
6.8	Lock-Up Agreement
6.9	Loan Agreement
6.10	First Amendment to Loan Agreement
6.11	Second Amendment to Loan Agreement

(1) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename3.htm)

(2) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename4.htm)

(3) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename5.htm)

(4) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename6.htm)

(5) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename7.htm)

(6) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename8.htm)

(7) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename9.htm)

(8) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename10.htm)

(9) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename11.htm)

(10) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename12.htm)

20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Encinitas, California, on April 30, 2018.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.
/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Thomas M. DeLonge

Thomas M. DeLonge, Director, Chief Executive Officer, and President

Date: April 30, 2018

/s/ Louis Tommasino

Louis Tommasino, Chief Financial Officer and Principal Accounting Officer

Date: April 30, 2018

/s/ James Semivan

James Semivan, Director

Date: April 30, 2018

/s/ Harold Puthoff

Harold Puthoff, Director

Date: April 30, 2018

21